Exhibit 99.1

Cresco Labs and Columbia Care Mutually Agree to Terminate Merger

7/31/2023

CHICAGO—(BUSINESS WIRE)— Cresco Labs (CSE:CL) (OTCQX:CRLBF) (FSE: 6CQ) (“Cresco” or “the Company”) and Columbia Care (NEO:CCHW) (CSE:CCHW) (OTCQX:CCHWF) (“Columbia Care”) today announced a mutual agreement, dated July 30, 2023, to amicably terminate the definitive arrangement agreement dated March 23, 2022, as amended on February 27, 2023, pursuant to which Cresco agreed to acquire all of the issued and outstanding shares of Columbia Care (the “Transaction”). There are no penalties or fees related to the mutual agreement to terminate the Transaction.

“In light of the evolving landscape in the cannabis industry, we believe the decision to terminate the planned transaction is in the long-term interest of Cresco Labs and our shareholders. We want to express our sincere gratitude to Columbia Care for their valuable collaboration and dedication during this transaction,” said Charles Bachtell, CEO and Co-founder of Cresco Labs.

He continued, “Moving forward, we remain committed to our Year of the Core strategy, which involves the swift restructuring of low-margin operations, improving competitiveness and driving effciencies in markets where we maintain leading market share, and scaling operations to prepare for growth catalysts in emerging markets. A strong core will enable us to take advantage of the margin accretive, growth opportunities we foresee within this tough economic time for the cannabis industry. While this is not the outcome we originally hoped for, we are confident Cresco Labs is in a stronger position moving forward.”

“After careful consideration, we are confident in the mutual decision to move forward as separate, standalone companies. This is the best path forward for Columbia Care’s employees, customers, and shareholders. We are thankful for the collaboration and partnership with the Cresco team throughout this extensive process,” said Nicholas Vita, CEO and Co-founder of Columbia Care. “Over the last 16 months we have reviewed every aspect of our business, remained decisive and have made substantive changes that significantly improved our operations — positioning us with significant strategic and operational strength at this inflection point in the company’s history. We are looking forward to realizing the benefits of these changes as well as focusing on the opportunities in our outstanding footprint in markets with embedded upside; diversified portfolio of brands; our award-winning national retail brand, The Cannabist; recently implemented operational and organizational effciencies; proactive balance sheet management activities; and meaningful equity capital markets initiatives that will propel Columbia Care into one of the most profitable and resilient companies in the industry over the next several years.”

As an additional update, the definitive agreements dated November 4, 2022, to divest certain New York, Illinois and Massachusetts assets of Cresco and Columbia Care to an entity owned and controlled by Sean “Diddy” Combs have also been terminated, effective July 28, 2023.

About Cresco Labs

Cresco Labs is one of the largest vertically integrated, multi-state cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted national brands including Cresco®, High Supply®, Mindy’s™, Good News®, Remedi™, Wonder Wellness Co.® and FloraCal Farms®. Cresco Labs’ national dispensary brand, Sunnyside®, is a wellness-focused retailer created to build trust, education, and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED™, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

About Columbia Care

Columbia Care is one of the largest and most experienced cultivators, manufacturers and providers of cannabis products and related services, with licenses in 16 U.S. jurisdictions. Columbia Care operates 126 facilities including 94 dispensaries and 32 cultivation and manufacturing facilities, including those under development. Columbia Care is one of the original multi-state providers of medical cannabis in the U.S. and now delivers industry-leading products and services to both the medical and adult-use markets. In 2021, the company launched Cannabist, its retail brand, creating a national dispensary network that leverages proprietary technology platforms. The company offers products spanning flower, edibles, oils and tablets, and manufactures popular brands including Seed & Strain, Triple Seven, Hedy, gLeaf, Classix, Press, and Amber. For more information on Columbia Care, please visit www.columbia.care.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s and Columbia Care’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s and Columbia Care’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors include, among others, the ability of the Company and Columbia Care to capitalize on the growth potential of their respective businesses; the ability of the Company and Columbia Care to drive strength to their respective balance sheets; the availability of opportunities for strategic expansion by each of the Company and Columbia Care; and the impact of the termination of the Transaction on the employees, customers, and shareholders of each of the Company and Columbia Care. In addition, securityholders should review the risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2022, filed on March 21, 2023, in Columbia Care’s Form 10-K for the year ended December 31, 2022, filed on March 29, 2023, and other documents filed by the Company and Columbia Care with Canadian and U.S. securities regulatory authorities, as applicable; and other factors, many of which are beyond the control of the Company and Columbia Care. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ or Columbia Care’s shares, nor as to the Company’s or Columbia Care’s financial performance in future financial periods. The Company and Columbia Care do not intend to update any of these factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company or Columbia Care after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Cresco Labs

Media:

Jason Erkes, Chief Communications Offcer

press@crescolabs.com

Investors:

Megan Kulick, Senior Vice President, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com

Columbia Care

Investors:

Lee Ann Evans

SVP, Capital Markets

+1.212.271.0915

ir@col-care.com

Media:

Lindsay Wilson

VP, Communications

+1.978.662.2038

media@col-care.com

Source: Cresco Labs

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